Exhibit (d)(8)

Amended and Restated Exhibit A to Expense Reimbursement Agreement

Northern Multi-Manager Funds

	Name of Fund	Total Annual Fund Operating Expenses After Expense Reimbursement (expressed as a percentage of each Multi- Manager Fund’s average daily net assets)
1.	Multi-Manager Emerging Markets Equity Fund[1]	1.10%
2.	Multi-Manager Global Listed Infrastructure Fund	1.00%
3.	Multi-Manager Global Real Estate Fund	0.91%
4.	Multi-Manager International Equity Fund[2]	0.84%
5.	Multi-Manager Emerging Markets Debt Opportunity Fund	0.93%
6.	Multi-Manager High Yield Opportunity Fund	0.85%
7.	Active M U.S. Equity Fund	0.66%
8.	Multi-Manager Large Cap Fund	0.90%
9.	Multi-Manager Mid Cap Fund	1.00%
10.	Multi-Manager Small Cap Fund	1.10%

Effective: June 15, 2016

[1]	Effective June 17, 2016, to be renamed “Active M Emerging Markets Equity Fund.”
[2]	Effective June 17, 2016, to be renamed “Active M International Equity Fund.”